OFI CARLYLE PRIVATE CREDIT FUND

DISTRIBUTION AND SHAREHOLDER SERVICES PLAN

WHEREAS, OFI Carlyle Private Credit Fund (the “Fund”) is engaged in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940 (the “Act”); and

WHEREAS, the Fund filed an exemptive application with the Securities and Exchange Commission to permit the Fund to offer multiple classes of shares (the “Exemptive Relief”); and

WHEREAS, upon being granted the Exemptive Relief, the Fund became subject to Rule 12b-1 (“Rule 12b-1”) under the Act.

NOW, THEREFORE, the Fund hereby adopts, and OppenheimerFunds Distributor, Inc., the Fund’s distributor (the “Distributor”), hereby agrees to the terms of this Distribution and Shareholder Services Plan (the “Plan”) under Rule 12b-1, with respect to the classes of shares of beneficial interest (each, a “Class”) listed on Schedule A hereto, as such Schedule A may be amended from time to time, on the following terms and conditions:

1.    The Fund may pay to the Distributor and other affiliated broker-dealers, unaffiliated broker-dealers, financial institutions and/or intermediaries as compensation for the services provided and expenses incurred relating to the distribution, offering and marketing of a Class, fees as set forth in Schedule A hereto, as may be amended from time to time. Such fees shall be calculated and accrued monthly and paid monthly or at such other intervals as the Fund and the Distributor shall mutually agree. In addition to the payment of the fees, the Fund may pay for the expenses in connection with the printing and mailing of prospectuses to other than current shareholders and the printing and mailing of sales literature.

2.     Any shareholder service fees may be paid for the provision of “personal service and/or the maintenance of shareholder accounts” as provided for in the Financial Industry Regulatory Authority (“FINRA”) Rule 2341. If FINRA amends the definition of “service fee” or adopts a related definition intended to define the same concept, the services provided under the Plan shall be automatically amended, without further action of the parties, to conform to such definition.

3.     This Plan must be approved, together with any related agreements, by votes of a majority of both (a) the Board of Trustees of the Fund (the “Board”) and (b) those Trustees of the Fund who are not “interested persons” of the Fund, as defined in the Act, and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Independent Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and related agreements.

4.    This Plan shall continue in full force and effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Paragraph 3 hereof.

5.    The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of Fund payments made in accordance with this Plan and the purposes for which such payments were made.

6.    This Plan may be terminated at any time without penalty with respect to a Class of the Fund by the vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of such Class.

7.    This Plan may not be amended to increase materially the amount payable hereunder by a Class unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding voting securities of such Class, and no material amendment to this Plan shall be made unless approved in the manner provided in Paragraph 3 hereof.

8.    While this Plan is in effect, the selection and nomination of the Independent Trustees shall be committed to the discretion of the Independent Trustees then in office.

9.    The Distributor may direct that all or any part of the amounts receivable by it under this Plan be paid directly to affiliated broker-dealers, unaffiliated broker-dealers, financial institutions and/or intermediaries. All payments made hereunder pursuant to the Plan shall be in accordance with the terms and limitations of the FINRA Rules.

10.    The Fund shall preserve copies of this Plan (including any amendments thereto) and any related agreements and all reports made pursuant to Paragraph 5 hereof for a period of not less than six years from the date of this Plan, the first two years in an easily accessible place.

11.    The obligations of the Fund hereunder are not personally binding upon, nor shall be held to the private property of, any of the Trustees, shareholders, officers, employees or agents of the Fund, but only the Fund’s property allocable to the applicable Class(es) shall be bound.

12.    This Plan only relates to those Classes stated on Schedule A hereto and the fees determined in accordance with Paragraph 1 hereof shall be based upon the average monthly net assets of the Fund attributable to the applicable Class.

2

IN WITNESS WHEREOF, the Fund and the Distributor have executed this Plan as of the day and year set forth below in New York, New York.

Dated: March 12, 2019

OFI CARLYLE PRIVATE CREDIT FUND

By:	/s/	Kamal Bhatia
Name:	Kamal Bhatia
Title:	President and Principal Executive Officer

OPPENHEIMERFUNDS DISTRIBUTOR, INC.

By:	/s/	Christina Nasta
Name:	Christina Nasta
Title:	Senior Vice President

3

SCHEDULE A

  Class A – Shareholders of Class A shares shall pay a fee at the annual rate of 0.85% of the Fund’s average monthly net assets attributable to Class A shares, 0.25% of which shall be a “shareholder service fee” and 0.60% of which shall be a “distribution fee.” Such fee shall be calculated and accrued monthly (before repurchases of any Class A shares).

  Class Y (Advisory) – Shareholders of Class Y shares shall pay a fee at the annual rate of 0.25% of the Fund’s average monthly net assets attributable to Class Y shares, all 0.25% of which shall be a “shareholder service fee.” Such fee shall be calculated and accrued monthly (before repurchases of any Class Y shares).

  Class I – Shareholders of Class I shares will not be subject to a fee under this Plan.

  Class L – Shareholders of Class L shares shall pay a fee at the annual rate of 0.50% of the Fund’s average monthly net assets attributable to Class L shares, 0.25% of which shall be a “shareholder service fee” and 0.25% of which shall be a “distribution fee.” Such fee shall be calculated and accrued monthly (before repurchases of any Class L shares).

  Class N – Shareholders of Class N shares will not be subject to a fee under this Plan.